UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0167
Washington, D.C. 20549	Expires: October 31, 2001
Estimated average burden
FORM 15	hours per response . . .1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-50995

Phoenix Color Corp.

(Exact name of registrant as specified in its charter)

540 Western Maryland Parkway

Hagerstown, Maryland 21740

Telephone Number (301) 733-0018

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 3/8 Senior Subordinated Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Ruled 15d-6	☐

Approximate number of holders of record as of the certification of notice date:	29

Pursuant to the requirements of the Securities Exchange Act of 1934 Phoenix Color Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 11, 2005	By: /s/ Edward Lieberman
Edward Lieberman, Chief Financial Officer